Exhibit 99.1

Legend Biotech Reports Third Quarter 2020 Financial Results

SOMERSET, N.J.—(BUSINESS WIRE)— November 16, 2020—Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech” or the “Company”), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today reported financial results for the quarter ended September 30, 2020.

“Legend Biotech continues to execute on our corporate strategy, advancing the development of our lead product candidate, ciltacabtagene autoleucel (cilta-cel), in collaboration with Janssen Biotech, Inc. as well as our other pipeline programs,” said Dr. Ying Huang, Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of Legend Biotech. “We look forward to initiation of the Biologics License Application (“BLA”) filing for cilta-cel by Janssen Biotech, Inc.”

Third Quarter 2020 & Recent Highlights

•

On November 9, 2020, Legend Biotech announced that Ms. Ye (Sally) Wang was appointed, effective November 6, 2020, as Chairwoman of the Board of Directors of Legend Biotech. The Board of Directors also named Dr. Ying Huang as CEO of Legend Biotech, effective November 6, 2020. Dr. Huang had been serving as interim CEO since September 21, 2020. Dr. Huang will continue to hold his position as CFO until such time as a successor CFO is identified.

•

On November 5, 2020, Legend Biotech announced that the Company will present new and updated data from its CARTITUDE-1 and LEGEND-2 studies at the 62nd American Society of Hematology (ASH) Annual Meeting and Exposition taking place virtually December 5-8, 2020.

•

On September 21, 2020, Legend Biotech announced that the Customs Anti-Smuggling Department of the People’s Republic of China (“PRC”) had inspected places of business in China of Legend Biotech and GenScript Biotech Corporation, Legend Biotech’s majority shareholder, in connection with what Legend Biotech understands to be an investigation relating to suspected violations of import and export regulations under the laws of the PRC (the “Investigation”) and that Dr. Fangliang Zhang, the Chairman of the Board of Directors and CEO of Legend at that time, had been placed under “residential surveillance” in the PRC. No charges have been filed against Legend Biotech, Dr. Zhang, or any of its other officers or directors, and the Company does not believe that Legend Biotech is a subject of the investigation.

•

On August 5, 2020, Legend Biotech announced that the China Center for Drug Evaluation (“CDE”) of National Medical Products Administration (“NMPA”) recommended Breakthrough Therapy Designation (“BTD”) for cilta-cel for the treatment of adults with relapsed/refractory multiple myeloma. The designation was granted on August 13, 2020, making cilta-cel the first investigational product to obtain BTD in China.

Key Upcoming Milestones

•

On Saturday, December 5, 2020, during the Myeloma session at ASH entitled: Myeloma/Amyloidosis: Therapy, excluding Transplantation: Novel Therapies Targeting B Cell Maturation Antigen in Relapsed/Refractory Multiple Myeloma, the Phase 1b/2 clinical efficacy and safety data from the CARTITUDE-1 study will be presented.

•	During the ASH Annual Meeting and Exposition, LEGEND-2 data in patients with relapsed or refractory multiple myeloma and extramedullary disease will be presented as a poster.

•

Legend Biotech’s collaboration partner Janssen Biotech, Inc. anticipates initiating the BLA submission for cilta-cel to the U.S. Food and Drug Administration (“FDA”) by the end of 2020 and submitting a marketing authorization application to the European Medicines Agency (“EMA”) in early 2021.

•	Legend Biotech expects to use data from CARTIFAN-1 study to file a regulatory submission in China in 2021.

•	Please see Legend Biotech’s comprehensive development pipeline as shown below.

Development Pipeline

The extent to which the COVID-19 pandemic may impact our business and clinical trials is highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak and social distancing regulations, travel restrictions, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Financial Results for the Three-month and Nine-month Periods Ended September 30, 2020

Cash and Cash Equivalents:

As of September 30, 2020, Legend Biotech had approximately $449.4 million of cash and cash equivalents and approximately $125.6 million in time deposits.

Revenue

Revenue for the three months ended September 30, 2020 was $11.7 million compared to $17.7 million for the three months ended September 30, 2019. The decrease of $6.0 million was primarily due to milestone achieved in July 2019 under the agreement with Janssen Biotech, Inc., which resulted in additional consideration being allocated to the licensing of intellectual property and the steering committee service for the three months ended September 30, 2019, net-off by additional milestone that was achieved in December 2019, which resulted in additional consideration being allocated to the steering committee service for the three months ended September 30, 2020. Revenue for the nine months ended September 30, 2020 was $34.9 million compared to $37.8 million for the nine months ended September 30, 2019. Similarly, the decrease of the nine months period in 2020 was primarily driven by additional milestone payment received from Janssen Biotech, Inc. that was achieved in July 2019, net-off by additional milestone that was achieved in December 2019, which resulted in additional consideration being allocated to the steering committee service for the nine month ended September 30, 2020. Legend Biotech has not generated any revenue from product sales to date.

Research and Development Expenses

Research and development expenses for the three months ended September 30, 2020 were $63.7 million compared to $41.9 million for the three months ended September 30, 2019. This increase of $21.8 million was primarily due to a higher number of clinical trials, a higher number of patients enrolled in those trials and a higher number of research and development product candidates in the three months ended September 30, 2020. Consistently, research and development expenses for the nine months ended September 30, 2020 was $165.2 million compared to $95.8 million for the nine months ended September 30, 2019 with a $69.4 million increase.

Administrative Expenses

Administrative expenses for the three months ended September 30, 2020 were $6.0 million compared to $2.0 million for the three months ended September 30, 2019. The increase of $4.0 million was primarily due to Legend Biotech’s expansion of supporting administrative functions to aid continued research and development activities. Due to the consistent business expansion, administrative expenses for the nine months ended September 30, 2020 increased by $9.3 million, which was $14.0 million compared to $4.7 million for the nine months ended September 30, 2019.

Selling and Distribution Expenses

Selling and distribution expenses for the three months ended September 30, 2020 were $9.3 million compared to $4.5 million for the three months ended September 30, 2019. This increase of $4.8 million was primarily due to increased costs associated with commercial preparation activities for cilta-cel. Driven by the same commercial preparation activities, selling and distribution expenses for the nine months ended September 30, 2020 was $25.4 million compared to $12.2 million for the nine months ended September 30, 2019.

Other Income and Gains

Other income and gains for the three months ended September 30, 2020 was $1.5 million compared to $3.0 million for the three months ended September 30, 2019. The decrease was primarily driven by net foreign exchange loss incurred, net of an increase in government grant received. Other income and gains for the nine months ended September 30, 2020 was $5.3 million compared to $6.6 million for the nine months ended September 30, 2019. The decrease of the nine months period was primarily driven by reduced average interest rate for holding of time deposits that generate interest income.

Other Expenses

Other expenses for the three months ended September 30, 2020 was $1.2 million compared to $0.002 million for the three months ended September 30, 2019. Other expenses for the nine months ended September 30, 2020 was $1.3 million compared to $0.2 million for the nine months ended September 30, 2019. The increase was primarily due to foreign exchange loss.

Loss for the Period

For the three months ended September 30, 2020, net loss was $66.5 million, or $0.25 per share, compared to a net loss of $27.8 million, or $0.14 per share, for the three months ended September 30, 2019. Net loss was $245.7 million for the nine months ended September 30, 2020 compared to $69.0 million for the nine months ended September 30, 2019.

Grant of restricted share units and share options

On September 1, 2020, we granted a total number of 777,382 restricted share units (each representing the right to receive one ordinary share) to grantees with a grant date fair market value of $16.335 per share. On September 1, 2020, we granted share options, representing the right to acquire a total number of 569,000 shares to grantees with an exercise price of $16.335 per share.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture cutting edge cell therapies for patients in need.

We are engaged in a strategic collaboration with Janssen Biotech, Inc. to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; the anticipated timing of, and ability to progress, clinical trials; the ability to make, and the timing of, regulatory submissions globally, including the BLA for cilta-cel to the U.S. FDA, the marketing authorization application (MAA) for cilta-cel to the EMA, regulatory submission filing for CARTIFAN-1 in China and the Investigational New Drug Application (IND) of LB1901, a CAR T product under development for the treatment of relapsed or refractory T-cell lymphoma (TCL), to the U.S. FDA; the ability to generate, analyze and present data from clinical trials; patient enrollment; the potential benefits of our product candidates, the status and outcome of the Investigation and its impact on the Company’s operations. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Three months ended September 30		Nine months ended September 30
(in thousands, US$, except per share data)	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)

REVENUE	11,747	17,674	34,893	37,814
Other income and gains	1,519	2,987	5,315	6,649
Research and development expenses	(63,656)	(41,917)	(165,226)	(95,846)
Administrative expenses	(6,038)	(1,992)	(13,976)	(4,704)
Selling and distribution expenses	(9,287)	(4,460)	(25,389)	(12,246)
Other expenses	(1,249)	(2)	(1,331)	(216)
Fair value loss of convertible redeemable preferred shares	—	—	(79,984)	—
Finance costs	(90)	(82)	(4,169)	(139)

LOSS BEFORE TAX	(67,054)	(27,792)	(249,867)	(68,688)

Income taxes credits / (expenses)	508	(5)	4,217	(341)

LOSS FOR THE PERIOD	(66,546)	(27,797)	(245,650)	(69,029)

Attributable to:
Equity holders of the parent	(66,546)	(27,797)	(245,650)	(69,029)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Ordinary shares—basic	(0.25)	(0.14)	(1.08)	(0.35)

Ordinary shares—diluted	(0.25)	(0.14)	(1.08)	(0.35)

ORDINARY SHARES USED IN LOSS PER SHARE COMPUTATION
Ordinary shares—basic	264,328,630	200,000,000	226,764,437	200,000,000

Ordinary shares—diluted	264,328,630	200,000,000	226,764,437	200,000,000

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

	September 30, 2020 (Unaudited)	December 31, 2019
(in thousands, US$)

NON-CURRENT ASSETS
Property, plant and equipment	96,125	70,079
Advance payments for property, plant and equipment	675	665
Right-of-use assets	8,077	9,348
Intangible assets	1,042	519

Total non-current assets	105,919	80,611

CURRENT ASSETS
Inventories	1,513	1,157
Trade receivables	—	29,991
Prepayments, other receivables and other assets	24,662	16,777
Financial assets at fair value through profit or loss	1,175	—
Pledged short-term deposits	430	256
Time deposits	125,559	75,559
Cash and cash equivalents	449,381	83,364

Total current assets	602,720	207,104

Total assets	708,639	287,715

CURRENT LIABILITIES
Trade and notes payables	7,399	9,586
Other payables and accruals	67,889	70,854
Lease liabilities	1,445	1,027
Contract liabilities	46,789	46,294

Total current liabilities	123,522	127,761

NON-CURRENT LIABILITIES
Contract liabilities	245,641	277,765
Lease liabilities	2,543	5,058
Government grants	2,033	—

Total non-current liabilities	250,217	282,823

Total liabilities	373,739	410,584

EQUITY
Share capital	26	20
Reserves / (deficits)	334,874	(122,889)

Total ordinary shareholders’ equity / (deficit)	334,900	(122,869)

Total equity / (deficit)	334,900	(122,869)

Total liabilities and equity	708,639	287,715

LEGEND BIOTECH CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

	Three months ended September 30		Nine months ended September 30
(in thousands, US$)	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)

LOSS BEFORE TAX	(67,054)	(27,792)	(249,867)	(68,688)

CASH FLOWS (USED IN)/GENERATED FROM OPERATING ACTIVITIES	(64,375)	19,947	(167,056)	(23,078)

CASH FLOWS USED IN INVESTING ACTIVITIES	(58,623)	(21,194)	(85,334)	(172,103)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	9,663	(154)	618,221	21,346

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(113,335)	(1,401)	365,831	(173,835)
Effect of foreign exchange rate changes, net	325	(44)	186	(55)
Cash and cash equivalents at beginning of the period	562,391	37,721	83,364	210,166

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	449,381	36,276	449,381	36,276

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	575,370	147,592	575,370	147,592

Less: Pledged short-term deposits	430	255	430	255
Time deposits	125,559	111,061	125,559	111,061

Cash and cash equivalents as stated in the statement of financial position	449,381	36,276	449,381	36,276

Cash and cash equivalents as stated in the statement of cash flows	449,381	36,276	449,381	36,276

Media and Investor Relations:

Jessie Yeung, Head of Corporate Finance and Investor

Relations, Legend Biotech jessie.yeung@legendbiotech.com or

investor@legendbiotech.com

Surabhi Verma, Manager of Investor

Relations and Corporate Communications, Legend Biotech surabhi.verma@legendbiotech.com or

media@legendbiotech.com

For Medical Affairs inquiries, please contact:

Tonia Nesheiwat, Executive Director, Medical Affairs, Legend Biotech USA Inc.

tonia.nesheiwat@legendbiotech.com or medicalinformation@legendbiotech.com

Source: Legend Biotech